Wells Fargo Company/Wells Fargo Finance LLC Form S-3

Exhibit 22(a)

Subsidiary guarantors and issuers of guaranteed securities

Wells Fargo Finance LLC, a Delaware limited liability company and a 100% owned finance subsidiary of Wells Fargo & Company (the “Parent”), issues from time to time: (i) Series A medium-term notes under the Indenture dated as of April 25, 2018 among Wells Fargo Finance LLC, as issuer, the Parent, as guarantor, and Citibank, N.A., as trustee, and (ii) Series B medium-term notes under the Indenture dated as of January 22, 2026 among Wells Fargo Finance LLC, as issuer, the Parent, as guarantor, and Computershare Trust Company, N.A., as trustee. The payment of principal, interest, and any other amounts that may be due on such debt securities are unconditionally guaranteed by the Parent.